Exhibit 99.1

IDENTITY AND THE ITEM 3 CLASSIFICATION OF THE RELEVANT SUBSIDIARIES

The securities being reported on by NN Group N.V. (the “Reporting Person”), as a parent holding company, are owned by NN Investment Partners Luxembourg S.A, NN Investment Partners B.V., and NN Investment Partners Towarzystwo Funduszy Inwestycyjnych S.A., each of which is a subsidiary of the Reporting Person and a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).